THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

May 6, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr. Russell Mancuso, Esq., Branch Chief
Mr. Geoffrey Kruczek, Esq., Staff Attorney

RE:	BAETA Corp.
Registration Statement on Form S-1
Amendment No. 11
File No.: 333-154243

Dear Messrs. Mancuso and Kruczek:

Below please find our responses to the Staff’s comment letter, dated April 9, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 11 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 11, marked to show changes from Amendment No. 10, can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

Selling Stockholders, page 32

1.	Please tell us how the second column for Dr. Bekker reflects the vesting of the options you previously granted to him, as mentioned on page 25.

Per SEC Comment #1, this disclosure has been revised to reflect the correct beneficial ownership of Dr. Bekker in accordance with the Commission’s comment.

Security Ownership…page 54

2.	Refer to note 1. Please clarify how having 22,749,202 shares of common stock and 100 shares of Series A preferred stock results in “an aggregate of 22,576,616 voting securities.”

Per SEC Comment #2, this disclosure has been revised to reflect the correct amount of voting securities currently outstanding.

Description of Securities, page 55

3.
Please tell us why this section does not discuss the “class B stock” mentioned in Exhibit A to Exhibit 10.22. Also, given that the counterparty to that exhibit is to receive “10,000 shares of … Class B stock per month” and the agreement is dated January 1, 2010, please tell us, with a view toward disclosure, why your disclosure on pages 99 through 101 describes only one issuance of 10,000 shares of common stock to that counterparty.

Per SEC Comment #3, please be advised that the disclosures in the registration statement pertaining to these issues are correct; however the Agreement as shown in Exhibit 10.22 was incorrect. A corrected version of the Agreement has been re-filed as Exhibit 10.22, which accurately reflects the understanding between the Parties; particularly that Ms. Stempien was to only receive a one-time payment of 10,000 shares of BAETA Corp. Common Stock in consideration of her services, which she received on February 28, 2010 (the date of completion in accordance with the Agreement).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

4.
We see that your current disclosure only discusses results of operations for fiscal years 2008 and 2009 although you present financial statements, including statements of operations and statements of cash flows for the fiscal years ended December 31, 2009, 2008 and 2007. As discussed in Instruction 1 to paragraph 303(a) of Regulation S-K, the discussion and analysis should cover all periods covered by the financial statements. Please revise your MD&A to comply.

Per SEC Comment #4, the MD&A has been revised in accordance with the Commission’s comment.

Results of Operations for the fiscal year ended December 31, 2009 compared to December 31, 2008, page 61

Software Development Expense, page 61

5.
We see that you reference this expense category as “research and development” on your statement of operations. Please revise to provide a consistent description of your expense line items between MD&A and the statement of operations.

Per SEC Comment #5, these items have been revised for consistency in accordance with the Commission’s comment.

Audited Financial Statements for the Period ended December 31, 2009

6.
We see that you continue to label the primary financial statements for the year ended December 31, 2008 as “restated” but you no longer include the note to your financial statements that discusses the restatement. This presentation may be confusing to investors. If you intended to highlight the restatement to investors, please revise to include the disclosures discussed in FASB ASC 250-10-50. Otherwise, please remove “restated” label from all sections of the document.

Per SEC Comment #6, the “restated” designation has been removed from the financial statements in accordance with the Commission’s suggestion.

Report of Independent Registered Public Accounting Firm, page F-1

7.
We see that you present financial statements for the fiscal years ended December 31, 2009, 2008 and 2007 as well as for the cumulative period during the development stage from August 14, 2007 to December 31, 2009. However, we see that the audit report issued by your independent accountants only opined on the years ended December 31, 2009 and 2008. Please note that as a smaller reporting company and a development stage company, Rule 8-02 of Regulation S-X and FASB ASC 915-205-45 requires you to provide audited financial statements that include balance sheets as of December 31, 2009 and 2008, statements of operations and cash flows for each of those periods, as well as a cumulative statement of operations, cumulative statement of cash flows and statement of changes in stockholders’ equity (deficit) for the period from inception to the date of the last balance sheet presented – i.e., December 31, 2009. Please revise to provide an audit report that covers all the financial statements required in your filing. If you choose to continue presenting the balance sheet, the statements of income and statements of cash flows as of and for the period ended December 31, 2007, those financial statements should also be audited and must be covered by your auditor’s report.

Per SEC Comment #7, the Report of Independent Registered Public Accounting Firm has been revised in accordance with the Commission’s comments, and such revised Report has been included for filing with this Amendment to the Registration Statement.

8.
We see that paragraphs 2 and 4 of the report of independent public accounting firm includes duplicative language. Please revise to include an audit report that complies with Auditing Standard No. 1 and AU Section 508.

Per SEC Comment #8, the Report of Independent Registered Public Accounting Firm has been revised in accordance with the Commission’s comments, and such revised Report has been included for filing with this Amendment to the Registration Statement.

Item 15. Recent Sales of Unregistered Securities, page 86

9.	Please reconcile your disclosure on page 54 and 86 regarding the number of shares Dr. Gak “currently owns.”

Per SEC Comment #9, the disclosure on page 86 has been revised for accuracy per the Commission’s comment.

10.
Please reconcile the disclosure in this section with your disclosure on pages F-9 through F-11. We note, for example, that the October 16, 2009 issuance mentioned on page 96 does not appear on page F-9 through F-11. We also note that your disclosure on page F-11 refers to more issuances that occurred on December 2, 2009 than are disclosed on page 98.

Per SEC Comment #10, these disclosures have been reconciled in accordance with the Commission’s comment.

Exhibit 23.1

11.	Please include a currently dated and signed consent from your independent auditors with your next amendment.

Per SEC Comment #11, a currently dated and signed auditor’s consent has been included in this current amendment to the Registration Statement.